OPERATING AGREEMENT

OF

LEATHERSTOCKING GAS COMPANY, LLC

THIS OPERATING AGREEMENT is entered into and shall be effective as of November 1, 2010 by and among **LEATHERSTOCKING GAS COMPANY, LLC**, a New York limited liability company with an address of 330 West Williams Street, P.O. Box 58, Corning, New York 14830 (the "**Company**") and **MIRABITO HOLDINGS, INC.** a New York corporation with an address of The Metrocenter, 49 Court Street, P.O. Box 5306, Binghamton, New York 13902 ("**MHI**") and **CORNING NATURAL GAS CORPORATION**, a New York corporation with an address of 330 West Williams Street, P.O. Box 58, Corning, New York 14830 ("**CNG**") (each a "**Member**" and collectively, the "**Members**").

WHEREAS, the parties desire to form a limited liability company on the terms and conditions herein contained.

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions herein contained and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

SECTION 1
DEFINITIONS

Unless defined elsewhere in this Agreement, the capitalized terms used in this Agreement shall have the meanings set forth below. The capitalized terms defined below or used elsewhere in this Agreement shall be deemed to refer to the singular or plural as the context requires:

"**Accountants**" means such firm of independent certified public accountants as shall, from time to time, be engaged by the Managers on behalf of the Company to render accounting, auditing, tax and similar services.

"**Act**" means the Limited Liability Company Act of the State of New York as set forth in Chapter 34 of the Consolidated Laws of the State of New York as the same may be amended from time to time (or any corresponding provisions of succeeding law).

"**Adverse Act**" means, with respect to any Member, any of the following:

(a)   a Transfer of all or any portion of such Member's interest in the Company except as expressly permitted or required by this Agreement;

(b)   an Event of Bankruptcy occurring with respect to any Member; or

(c)   any other occurrence or transaction that is expressly provided elsewhere in this Agreement as constituting an Adverse Act.

"**Affiliate**" means with respect to any Person: (i) any Person directly or indirectly controlling, controlled by or under common control with such Person; (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such Person; (iii) any officer, director, or general partner of such Person; or (iv) any Person who is an officer, director, general partner, trustee or holder of ten percent (10%) or more of the voting securities of any Person described in clauses (i) through (iii) of this sentence.

"**Agreement**" means this Operating Agreement as the same may be subsequently amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

"**Assignee**" means a Person who is a transferee of all or part of a Member's interest in the Company which Person is not admitted as a Substituted Member. "**Assignees**" means all such Persons.

"**Business**" means the business and operations of the Company, including the property thereof, both real and personal, tangible and intangible, as the same may from time to time be conducted and owned in accordance with the terms and conditions of this Agreement.

"**Capital Account**" means the capital account maintained for a Member or Assignee, as adjusted pursuant to this Agreement and Section 1.704-1(b) of the Regulations.

"**Capital Contribution(s)**" means the Members' initial contributions to the capital of the Company, as set forth in Section 3.2 hereof, and any additional contributions to the capital of the Company pursuant to this Agreement.

"**Change in Control**" means with respect to a Member, the occurrence of any of the following events: (a) any consolidation or merger of a Member with or into any other entity in which the holders of a Member's outstanding voting equity interests immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain equity interests representing a majority of the voting power of the surviving entity or stock representing a majority of the voting power of an entity that wholly owns, directly or indirectly, the surviving entity; (b) the sale, transfer or assignment of outstanding voting equity interests in a Member representing a majority of the voting power of a Member to an acquiring party; or (c) the sale of all or substantially all of a Member's assets.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"**Company**" means the limited liability company formed pursuant to this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

"**Event of Bankruptcy**" means, with respect to any Member or the Company, any of the following:

(a)　　filing a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under the Bankruptcy Code (as now or in the future amended) or an admission seeking the relief therein provided;

(b)　　making a general assignment for the benefit of creditors;

(c)　　consenting to the appointment of a receiver for all or a substantial part of such Person's property;

(d)　　in the case of the filing of an involuntary petition in bankruptcy, the entry of an order for relief;

(e)　　the entry of a court order appointing a receiver or trustee for all or a substantial part of such Person's property without such Person's consent; or

(f)　　the assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of such Person's property.

"**Fair Market Value**" means the Fair Market Value of the Company established by a vote of eighty percent (80%) the Members at the annual meeting to be held in accordance with Section 8.1 hereof. If no value is established, or if the most recent valuation is more than two (2) years old, Fair Market Value shall mean that value as may be mutually agreed to by the Member (or his personal representative, as the case may be) who is offering or is deemed to be offering to sell his Interest pursuant to Section 9 hereof (the "**Offering Member**"), on the one hand, and the Company, on the other hand. If the Offering Member and the Company are unable to mutually agree upon a fair market value within twenty (20) days from the date the Offering Member shall have offered (or have been deemed to have automatically offered) the Interest for sale, the Fair Market Value shall be determined as follows: the Offering Member, on the one hand, and the Company, on the other hand, shall each have the opportunity to appoint, at his or its own cost, a "Qualified Appraiser" (as herein defined), within ten (10) days following the expiration of the twenty (20) day period set forth above. If either party shall fail to appoint a Qualified Appraiser within this ten (10) day period, the one Qualified Appraiser so appointed shall unilaterally establish the Fair Market Value. If both parties appoint a Qualified Appraiser within this ten (10) day period, the one Qualified Appraisers so appointed shall unilaterally establish the Fair Market Value. If both parties appoint a Qualified Appraiser within this ten(10) day period, the two Qualified Appraosers shall each report their findings of the Fair Market Value within thirty (30) days of the appointment of the latter of them. If the higher of the two values found by the two Qualified Appraisers is within one hundred five percent (105%) of the lower value, the two values shall be averaged and that value shall be deemed the Fair Market Value. If the high value is more than one hundred five percent (105%) of the lower value, the two Qualified Appraisers shall together not later than the thirtieth (30th) day after the reports, appoint a third Qualified Appraiser. The third Qualified Appraiser shall report his finding of Fair Market Value within thirty (30) days of his appointment. In such event, the Fair Market Value, shall be the value which falls in the middle of the three (3) values so reported. In determining the Fair Market Value, no consideration shall be given by the Qualified Appraiser(s) to any proceeds in excess of the cash surrender value of any insurances proceed to be received by the Company and/or of its subsidiaries as the result of the death of a member or any discount for minority interest or lack of marketability. The determination of the Qualified Appraiser(s) shall be binding and conclusive on the parties absent a showing of gross error or fraud. The cost and expenses of the third Qualified Appraiser shall be borne equally between the parties.

"**G.A.A.P.**" means generally accepted accounting principles as used by the Financial Accounting Standards Board and/or the American Institute of Certified Public Accountants consistently applied and maintained throughout the periods indicated.

"**Losses**" means the Company's losses and deductions, as determined by the Accountants in accordance with G.A.A.P. consistently applied from year to year employed under the method of accounting adopted by the Company, and a reported separately or in the aggregate, as appropriate, on the Company's tax return filed for federal income tax purposes.

"**Managers**" means (i) initially the Managers described in Section 6.1 of this Agreement; and (ii) any successor Managers duly appointed pursuant to this Agreement.

"**Members**" means all individuals or entities set forth in Section 3.1 hereof and any Person subsequently admitted to the Company as a Member pursuant to the terms hereof. "**Member**" means any one of the Members. All references in this Agreement to a majority in interest or a specified percentage of the Members shall mean Members holding more than fifty percent (50%) or such specified percentage, respectively, of the Membership Percentages then held by all Members.

"**Membership Percentage**" means those percentages with respect to each Member (or Assignee) as set forth in Section 3.1 hereof. "**Membership Percentages**" means the total percentages set forth in Section 3.1 hereof. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Membership Percentage of the transferor to the extent it relates to the Transferred interest.

"**Net Available Cash**" means the gross cash proceeds of the Company whether from Company operations, sales or other dispositions or refinancings of Company assets, less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacement and contingencies, all as determined by the Managers. "Net Available Cash" shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions of reserves previously established.

"**Person**" means any individual, partnership, limited liability company, corporation, trust or other entity.

"**Profits**" means the Company's income and gains, as determined by the Accountants in accordance with G.A.A.P. consistently applied from year to year employed under the method of accounting adopted by the Company, and a reported separately or in the aggregate, as appropriate, on the Company's tax return filed for federal income tax purposes.

"**Property**" means the property, both real, personal, tangible and intangible owned by the

Company together with such additional property as may be hereafter acquired by the Company.

"**Qualified Appraiser**" means any professional appraiser or certified public accountant that is qualified by experience and ability to appraise assets and businesses similar to that owned or being conducted by the Company.

"**Regulations**" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**Substituted Member**" means a transferee of an Interest who has been admitted to the Company as a Substituted Member in accordance with Section 9 of the Agreement.

"**Tax Allocations**" means allocations, adjustments or other modifications to a Member's Capital Account in compliance with the Code and the Regulations.

"**Transfer**" means, as a noun, any transfer, sale, pledge, hypothecation, or other disposition, whether voluntary, involuntary or by operation of law, and, as a verb, to transfer, sell, pledge, hypothecate or otherwise dispose of in any manner whatsoever, whether voluntarily, involuntarily or by operation of law.

SECTION 2
THE COMPANY

2.1 **Formation.** The parties hereby agree to form a limited liability company pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement.

2.2 **Name.** The name of the Company shall be Leatherstocking Gas Company, LLC, a New York limited liability company, and all business of the Company shall be conducted in such name. The Company shall hold all of its assets and property in the name of the Company and not in the name of any Member.

2.3 **Purpose.** The purpose of the Company shall be to operate the Business and to engage in such other activities as the Managers deem advisable. The Company shall have the power to enter into all transactions which are provided for in this Agreement and as may be necessary or incidental to accomplish or implement the purpose of the Company including such powers as may be authorized by this Agreement or permitted under the Act but in all events consistent with the terms, conditions and restrictions set forth in this Agreement.

2.4 **Principal Place of Business.** The principal place of business of the Company shall be 330 West Williams Street, P.O. Box 58, Corning, New York 14830 or at such other place as the Managers shall determine.

2.5 **Term.** The term of the Company shall be perpetual unless the Company is dissolved earlier as set forth in this Agreement.

2.6 **Filings.** The Articles of Organization of the Company (the "**Certificate**") have been filed in the office of the New York State Department of State in accordance with the provisions of the Act. The Managers shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of New York and shall cause amendments to the Certificate to be filed whenever required by the Act. Such amendments may be executed by the Managers.

SECTION 3
MEMBERS; CAPITAL CONTRIBUTIONS

3.1 **Members.** The names and addresses of the Members are set forth in the first paragraph hereof. Such Persons shall be admitted to the Company as Members effective as of the date hereof. The Members shall have the following Membership Percentages:

MHI	50%
CNG	50%

3.2 **Capital Contributions.** Each Member shall contribute $5,000 to the Company as its initial Capital Contribution.

3.3 **Additional Capital Contributions.** Additional Capital Contributions shall be made by the Members from time to time whenever the Managers determine such additional contributions are so required. Such additional Capital Contributions shall be made in proportion to the Membership Percentages then held by each Member. Failure of any Member to contribute an additional Capital Contribution pursuant to this Section 3.3 shall, upon unanimous consent of the remaining Members, be deemed an Adverse Act.

3.4 **Capital Accounts.** The Company shall establish and maintain Capital Accounts for each Member and each Assignee pursuant to this Section 3.4 and Regulation Section 1.704-1(b). The initial Capital Account of each Member shall be the initial Capital Contribution of such Member. Such Capital Account shall be increased by (i) the amount of any additional Capital Contributions of such Member to the Company under Section 3.2 hereof; and (ii) such Member's allocable share of Profits pursuant to Section 4.1 hereof. Such Capital Account shall be decreased by (i) the amount of Net Available Cash distributed to the Member by the Company pursuant to Section 5 hereof; and (ii) such Member's allocable share of Losses pursuant to Section 4.2 hereof.

3.5 **Return of Capital Contributions.** Except as otherwise provided in this Agreement, no Member shall be entitled to have his Capital Contribution returned to him. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive Property other than cash except as may be specifically provided herein. Except as otherwise required in the Act or this Agreement, no Member shall have any liability to restore all or any portion of a deficit balance in his Capital Account.

3.6 **Interest.** No Member shall receive any interest, salary or drawing with respect to his Capital Contribution or his Capital Account (as defined below) or for services rendered on behalf of the Company or otherwise in his capacity as a Member, except as otherwise provided in this Agreement.

3.7 **Limited Liability.** The Members shall not be liable for the debts, liabilities, contracts or any other obligations of the Company. Except as otherwise provided by applicable state law and this Agreement, a Member shall be liable only to make his Capital Contributions and shall not be required to lend any funds to the Company or, after his Capital Contributions have been paid, to make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any Capital Contributions of the other Member; provided, however, nothing in this Section 3.7 shall be deemed to relieve the Members of any liability resulting from their bad faith, intentional misconduct, knowing violation of law and/or breach of any fiduciary duty.

3.8 **Loans.** Any Member or any Affiliate of a Member may, with the approval of the Managers, lend or advance money to the Company. If any Member or Affiliate thereof shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member or Affiliate thereof shall be repayable out of the Company's cash and shall have priority over any distributions made pursuant to Section 5 hereof. All such loans or advances shall bear interest at the Prime Rate plus two (2) percentage points, or under terms and conditions so approved by the Members. Except as otherwise set forth in this Agreement none of the Members shall be obligated to make any loan or advance to the Company.

SECTION 4
ALLOCATIONS

4.1 **Tax Allocations.** The Managers, with the advice of the Company's Accountants, shall make all necessary and appropriate Tax Allocations.

4.2 **Profits.** After giving effect to the Tax Allocations, Profits for any fiscal year shall be allocated to the Members in proportion to their Membership Percentages.

4.3 **Losses.** After giving effect to the Tax Allocations, Losses for any fiscal year shall be allocated to the Members in proportion to their Membership Percentages.

4.4 **No Priority.** No Member shall have priority over any other Member, either as to the return of a Capital Contribution, as to Profits or Losses, or distributions; provided however, this Section 4.4 shall not apply to loans (as distinguished from a Capital Contribution or a guaranteed payment) which a Member has made to the Company.

SECTION 5
DISTRIBUTIONS

5.1 **Net Available Cash.** Subject to applicable provisions of the Code and Regulations, Net Available Cash shall be distributed to the Members in proportion to their Membership Percentages at such times and in such amounts as the Managers shall determine.

5.2 **Amounts Withheld.** All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution by the Company to the Members shall be treated as amounts distributed to the Members pursuant to this Section 5 for all purposes under this Agreement. The Managers may allocate any such amounts among the Members in any manner that is in accordance with applicable law.

5.3 **Limitations on Distributions.** No distribution shall be declared or made by the Managers if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, the Code, and the Regulations or in any agreement to which the Company is a party.

SECTION 6
MANAGEMENT; INDEMNIFICATION

6.1 **Appointment of Managers.** The management of the Company shall be vested in two (2The initial Managers are as follows:

Appointed by MHI (the "**MHI Managers**"):	Joseph P. Mirabito
	John J. Mirabito
	William Mirabito
Appointed by CNG (the "**CNG Managers**"):	Michael I. German
	Matthew J. Cook
	Russell S. Miller

6.2 **Authority of the Chief Executive Office (CEO)** Except to the extent otherwise provided herein, the CEO, appointed pursuant to Section 6.12, shall have the sole and exclusive right to manage the day to day business of the Company, to make all decisions regarding those matters and to perform all other acts and activities customary to or incidental to the management of the business of the Company, except only those acts and things as to which approval by the managers or Members is expressly required by this Agreement or the Act, as follows.

(a) acquire by purchase, lease or otherwise any real or personal property which may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(b) operate, maintain, improve, construct, own, mortgage, lease and sell any real estate and any personal property necessary (including the Property), convenient or incidental to the accomplishment of the purposes of the Company;

(c) execute any and all agreements, contracts, documents, certifications and instruments necessary or convenient in connection with the management, maintenance and operation of the Property;

(d) execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract or other instrument purporting to convey or encumber any or all of the Property;

(e) prepay in whole or in part, refinance, recast, modify or extend any liabilities affecting the Property and, in connection therewith, execute any extensions or renewals of encumbrances on any or all of the Property;

(g) contract on behalf of the Company for the employment and services of employees and/or independent contractors and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Company;

(h) expend the capital and income of the Company to the extent permitted by this Agreement;

(i) ask for, collect and receive any rents, issues and profits or income from the Property or any part or parts thereof and to disburse Company funds for Company purposes to those Persons entitled to receive the same;

(j) purchase from or through others, contracts of liability, casualty or other insurance for the protection of the Property or affairs of the Company or the Members or for any purpose convenient or beneficial to the Company;

(k) institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against the Company or the Members or the Managers in connection with activities arising out of, connected with or incidental to this Agreement and to engage counsel or others in connection therewith;

(l) engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to the Property and Manager liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified;

6.3 **Right to Rely on Manager.** Any Person dealing with the Company may rely upon a certificate signed by a Manager as to: (i) the identity of any Manager or Member; (ii) the existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the Managers or which are in any other manner germane to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any instrument or document on behalf of the Company; or (iv) any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

6.4 **Transactions Requiring Approval.** Notwithstanding any other provision of this Agreement, the Managers shall not, without the consent of all Members holding eighty percent (80%) of the Membership Percentages of the Company:

(a)   Admit any additional Members other than pursuant to Section 10 hereof;

(b)   Elect to dissolve the Company;

(c)   Approve the sale or other disposition of all or substantially all of the assets of the Company;

(d)   Approve the merger or consolidation of the Company with or into another entity; or

(e)   Amend this Agreement.

6.5 **Authority, Duties and Obligations of Manager.**

(a)   Without limiting the generality of the foregoing, the Managers shall have all of the rights and powers which may be possessed by Managers under the Act, including, without limitation, the rights and powers set forth in this Section 6.5. Decisions of the Managers shall be made bythe CEO and other officers of the company. In no way limiting the foregoing, the Managers shall have the following rights and powers:

(b) The Managers shall cause the Company to conduct its business and operations separate and apart from that of any Member or Manager or any of its Affiliates, including, without limitation, (i) segregating Company assets and not allowing funds or other assets of the Company to be commingled with the funds or other assets of, held by, or registered in the name of, any Member or Manager or any of its Affiliates; (ii) maintain books and financial records of the Company separate from the books and financial records of any Member or Manager or any of its or their Affiliates, in observing all Company procedures and formalities, including, without limitation, maintaining minutes of Company meetings and acting on behalf of the Company only pursuant to due authorization by the Members; (iii) causing the Company to pay its liabilities from assets of the Company; and (iv) causing the Company to conduct its dealings with third parties in its own name and as a separate and independent entity.

(c) The Managers shall take all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Pennsylvania and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business of the Company; and (ii) for the accomplishment of the Company's purposes, including the business of the Company, in accordance with the provisions of this Agreement and applicable laws and regulations.

(d)The Managers shall be under a fiduciary duty to conduct the affairs of the Company in the best interests of the Company and of the Members, including the safekeeping and use of all Company assets for the exclusive benefit of the Company.

(e) care for and distribute funds to the Members by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement;

(f) borrow additional funds and incur additional indebtedness on behalf of the Company and secure the same with liens and encumbrances on the real and personal property of the Company;

(g) to make any and all elections for federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of the assets of the Company pursuant to the Code or the comparable provisions of state or local law, in connection with transfers of interests in the Company and Company distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state or local tax returns; and (iii) to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as Members and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company or the Members. The Managers are specifically authorized to act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law until such time, if ever, that the Members designate in writing a different individual to serve as the Tax Matters Partner.

(h)   The managers will, consistent with section 6.12, direct, manage and oversee the actions permitted to be performed by the officers of the company

(i)   The Managers will, expand or contract the business activities of the Company including acquisitions and exercise gas franchises.

6.6   Indemnification.

(a) No Manager or Member of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such person's capacity as a Manager or a Member, except for (i) acts or omissions which the Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company; (ii) any transaction from which the Manager derived an improper personal benefit; or (iii) acts or omissions occurring prior to the date this provision becomes effective. If the Act is amended to authorize action further eliminating or limiting the liability the Manager and Members, then the liability of the Managers and Members of the Company shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of the governing sections of the Act shall not adversely affect the right or protection of the Managers and Members existing immediately before such repeal or modification.

(b) The Company shall indemnify the Managers and Members to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by the Manager or a Member upon the approval of the Manager and the receipt by the Company of an undertaking whereby such Manager or Member agrees to reimburse the Company if in the event it shall ultimately be determined that such Manager or Member is not entitled to be indemnified by the Company against such expenses. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law, provided that the indemnification in each such situation is first approved by the Manager.

(c) The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Managers, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Manager or a Member; (iii) inure to the benefit of the estate, heirs, executors, administrators or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other person or entity.

(d) The details concerning any action to limit the liability, indemnify or advance expenses to a Manager, a Member or other person, taken by the Company shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting or, if sooner, separately within ninety (90) days immediately following the date of the action.

6.7   **Compensation and Expenses of the Managers.** The Managers may charge the Company for any reasonable expenses incurred in connection with the Business. Except as otherwise set forth in this Agreement, the Managers shall not receive any fees or other compensation for serving as the Managers, unless such fees or other compensation are approved by a majority of Membership Percentages of the Members. However, a Manager (if the Manager is also a Member) shall be entitled to the distributions and allocations provided for elsewhere in this Agreement.

6.8   **Operating Restrictions.**

(a)   No loans or guarantees of loans shall be made by the Company to any

Member or any Affiliate of a Member.

(b) No rebates, kickbacks, or reciprocal arrangements may be received or entered into by the Managers, nor may the Managers participate in any business arrangement which would circumvent this Agreement.

(c) The funds of the Company shall not be commingled with the funds of any other Person.

(d) Unless otherwise approved by the Managers or Members, the signature of one (1) MHI Manager and one (1) CNG Manager shall be necessary to convey title to any real property owned by the Company or to execute any promissory notes, trust deeds, mortgages or other instruments of hypothecation, and all of the Members agree that a copy of this Agreement may be shown to the appropriate parties in order to confirm the same, and further agree that the signature of one (1) MHI Manager and one (1) CNG Manager shall be sufficient to execute any documents necessary to effectuate this or any other provision of this Agreement.

6.9   Removal of the Managers. The MHI Manager shall serve at the pleasure of MHI and may be removed by MHI at any time. The CNG Manager shall serve at the pleasure of CNG and may be removed by CNG at any time.

6.10   Vacancies. In the event of a vacancy due to the death, resignation or any other cause (including, but not limited to, removal pursuant to Section 6.9) of a Manager, such vacancy shall be filled as follows:

(a) With respect to a MHI Manager, by appointment by MHI.

(b) With respect to a CNG Manager, by appointed by CNG.

6.11   Limitation on Liability of the Managers. No Manager or his employees or agents shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any loss to the Company or any Member resulting from the operation of the business of the Company or any action taken or not taken by the Manager; provided, however, nothing in this Section shall be deemed to relieve the Managers of any liability resulting from their bad faith, intentional misconduct, knowing violation of the law or breach of any fiduciary duty.

6.12 **Officers.** The Managers may designate one or more individuals as officers of the Company, who shall have such title(s) and shall exercise and perform such powers and duties as the Manager may from time to time assign. Any officer may be removed by the Managers at any time and for any or no reason whatsoever. Initially the officers shall be assigned more duties outlined in section 6.2 The salary and other compensation, if any, of the officers shall be fixed by the Managers. The CNGC president shall be the CEO of the Company at the time of incorporation. The CEO shall operate the Company on a day to day basis and will have the authority to make financial and operational decisions. The CEO may be removed and a new CEO named by a vote of eighty percent (80%) of the Members.

SECTION 7
BOOKS AND RECORDS

7.1 **Books and Records.** The Company shall keep adequate books and records at its place of business, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Company. Any Member or his designated representative shall have the right, at any reasonable time and at his own expense to have access to and inspect and copy the contents of such books or records. Within a reasonable period after the end of each Company fiscal year, each Member shall be furnished with an annual report containing a balance sheet as of the end of such fiscal year, statements of income, Members' equity, changes in financial position and cash flow and any necessary tax information for the year then ended. Necessary tax information shall be delivered to each Member as soon as practicable after the end of each Company fiscal year.

SECTION 8
MEETINGS AND MEANS OF VOTING

8.1 **Meetings and Means of Voting.** The Company shall be required to hold an annual meeting of the Members on the second Tuesday in June of each year. Special meetings of the Members may be called upon the written request of any Member. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than three (3) days or more than thirty (30) days prior to the date of such meeting. Members may vote in person or by proxy at such meeting. Whenever the vote or consent of Members is permitted or required under the Agreement, such vote or consent may be taken without a meeting on written consent, setting forth the action so taken, signed by the Members holding eighty percent (80%) of the Membership Percentages entitled to vote. All votes or consents shall be in accordance with Membership Percentages with each Member being entitled to cast one vote (or a fraction of a vote) for each full percentage (or fraction of a percentage) in such Member's Membership Percentage. Except as otherwise expressly provided in this Agreement, the vote of eighty percent (80%) of the Membership Percentages entitled to vote, shall control.

SECTION 9
TRANSFERS OF INTERESTS

9.1 **Restriction on Transfers.** Except as otherwise permitted by this Agreement, no

Member shall Transfer all or any portion of his interest in the Company (the "**Interest**") without the consent of the Members holding eighty percent (80%) of the Membership Percentages entitled to vote. Any Transfer or attempted Transfer by a Member in violation of the preceding sentence shall be null and void and of no effect whatsoever.

9.2   **Permitted Transfers.** Subject to the conditions and restrictions set forth in Section 9.4 hereof, a Member may at any time Transfer all or any portion of his Interest to any one or more of the following (a "**Permitted Transferee**"): (i) any other Member; (ii) any Affiliate of a Member; (iii) any Person approved by the Members as a Permitted Transferee; or (iv) any Purchaser in accordance with Section 9.3 hereof (any such Transfer being referred to in this Agreement as a "**Permitted Transfer**").

9.3   **Right of First Refusal.** In addition to the other limitations and restrictions set forth in this Section 9, except as permitted by Section 9.2 hereof, no Member shall Transfer all or any portion of his Interest (the "**Offered Interest**") unless such Member (the "**Seller**") first offers to sell the Offered Interest pursuant to the terms of this Section 9.3.

(a)   No Transfer may be made under this Section 9.3 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person (the "**Purchaser**") to purchase the Offered Interest for a purchase price denominated and payable in United States dollars at closing or according to specified terms, with or without interest. The Purchase Offer shall be in writing and signed by the Purchaser.

(b)   The Seller shall give the Company and the remaining Members (the "**Remaining Members**") written notice of his intent to Transfer the Offered Interest (the "**Offer Notice**"), together with a copy of the Purchase Offer.

(c)   The Remaining Members shall have the right to purchase all, but not less than all, of the Offered Interest at the price set forth in the Purchase Offer or the purchase price as determined pursuant to Section 9.7 hereof, whichever is lower. The Remaining Members shall give the Seller notice of their intent to exercise their rights of first refusal under this Section 9.3 within thirty (30) days from the date of the Purchase Offer.

(d)   In the event the Remaining Members exercise their rights of first refusal pursuant to this Section 9.3, the closing of the sale of the Offered Interest shall take place within thirty (30) days after notice to the Seller of the Remaining Members' intent to purchase the Offered Interest upon the terms set forth in Section 9.8 hereof. The Seller and the Remaining Members shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of this Section 9.

9.4   **Conditions to Transfer.** A Transfer shall not be treated as a Permitted Transfer under Section 9.2 hereof unless and until the following conditions are satisfied:

(a)   The transferor (or his personal representative, as the case may be) and the transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement.

(b)   The transferor (or his personal representative, as the case may be) and the transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interest Transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns.

(c)   The transferor and the transferee shall have complied with all applicable laws, rules and regulations, including all applicable securities laws and regulations.

(d)   The Company shall be reimbursed by the transferor for all reasonable costs and expenses incurred by the Company in connection with the Transfer.

9.5   Purchase upon Change in Control. Each Member agrees that upon a Change of Control with respect to a Member, the Company shall have the option to purchase the entire Interest then owned by such Member in accordance with Sections 9.7 and 9.8. The option may be exercised by giving notice to the Member whose interest is to be purchased within ninety (90) days after the Change in Control has occurred. The closing of the purchase and sale shall take place within sixty (60) days of the date the option is exercised.

9.6   Adverse Act Purchase.

(a)   Upon the occurrence of an Adverse Act with respect to a Member, such Member shall automatically be deemed to have offered to sell his entire Interest to the Company on the terms and conditions contained in this Section 9.6 and Sections 9.7 and 9.8 hereof. The Company shall have ninety (90) days from the date of the determination of the purchase price in accordance with Section 9.7 hereof during which to accept or reject the deemed offer to sell. In the event the Company fails to accept within such ninety (90) day period, the offer shall automatically be deemed rejected.

(b)   The closing of the purchase and sale of the selling Member's Interest shall occur within ninety (90) days of the date the deemed offer to sell is accepted.

9.7   Purchase Price. For purposes of this Section 9, the purchase price shall be the amount determined by multiplying the selling Member's Membership Percentage by the Fair Market Value of the Company as of the last day of the month immediately preceding (i) the date of the Offer Notice in the case of a purchase pursuant to Section 9.3 hereof; (ii) the date of the change of control in the case of a purchase pursuant to Section 9.5 hereof; or (iii) the date of the occurrence of the Adverse Act in the case of a purchase pursuant to Section 9.6 hereof (the "**Valuation Date**").

9.8   Payment of Purchase Price. In the event of the purchase of a Member's Interest pursuant to Sections 9.3, 9.5 or 9.6, the purchase price shall be paid as follows:

(a)   There shall be paid in cash upon closing an amount equal to ten percent

(10%) of the total purchase price.

(b)   The balance of the purchase price shall be evidenced by a promissory note from the Company (the "**Purchase Note**"). The Purchase Note shall bear interest at the Prime Rate in effect on the closing date plus two (2) percentage points and shall be paid in sixty (60) equal monthly installments of principal and interest on an amortized basis. The first installment on the Purchase Note shall be due and payable on the first day of the second month following the month during which the closing occurs (together with interest from the date of the closing to the first day of the month following the month during which the closing occurs). The Purchase Note shall permit the prepayment thereof, either in whole or in part, at any time or from time to time, without penalty. The Purchase Note shall also contain a provision requiring the mandatory prepayment of the entire amount due thereunder upon the sale by the Company of all or substantially all of its assets. If required by any third party lending institution with which the Company does business on the date of the closing, the Purchase Note shall be subordinate to any existing indebtedness due and owing to such third party lending institution and the Member's personal representative shall execute any documentation reasonably requested to evidence such subordination including, without limitation, an inter-creditor agreement. Payment of the Purchase Note shall be solely the responsibility of the Company. The selling Member's personal representative shall have no recourse with respect to the Purchase Note against any of the remaining Members. Neither the Company nor any of the remaining Members shall be required to give any security for the payment of the Purchase Note.

9.9   Rights of Unadmitted Assignees.

(a)   A Person who acquires one or more Interests but who is not admitted as a Substituted Member in accordance with this Agreement shall be entitled only to allocations and distributions with respect to such Interest in accordance with this Agreement, shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to participate in the management of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement (collectively, the "**Non-Economic Rights**").

(b)   In the event of a Transfer of an Interest to a Person who is not admitted as a Substituted Member, the Transferring Member shall automatically be deemed to have sold, assigned and conveyed to the Company all of the Non-Economic Rights associated with the Transferred Interest.

9.10   Admission of Assignees as Members. Subject to the other provisions of this Section 9, a transferee of an Interest may be admitted to the Company as a Substituted Member only upon satisfaction of the conditions set forth below:

(a)   All of the non-transferring Members consent to such admission, which consent may be given or withheld in the sole and absolute discretion of the Members.

(b)   The Interest with respect to which the transferee is being admitted was acquired by means of a Permitted Transfer.

9.11   Legend. Each Member hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the Certificate, or any other document or instrument evidencing ownership of Interests:

(a)   The Interests represented by this document have not been registered under any securities laws and the transferability of such Interests is restricted. Such Interests may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized by the issuer as having acquired any such Interests for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such Interests shall then be in effect and such transfer has been qualified under all applicable state securities laws, or (2) the availability of an exemption from such registration and qualification shall be established to the satisfaction of counsel to the Company.

(b)   The Interests represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in the Operating Agreement and agreed to by each Member. Said restriction provides, among other things, that no Interest may be transferred without first offering such Interest to the other Members, and that no vendee, transferee, assignee, or endorsee of a Member shall have the right to become a substituted Member without the consent of all of the Members which consent may be given or withheld in the sole and absolute discretion of the Members.

9.12   Distributions and Applications in Respect to Transferred Interests. If any Interest is sold, assigned, or Transferred during any fiscal year in compliance with the provisions of this Section 9, Profits, Losses, each item thereof, and all other items attributable to the Transferred Interest for such fiscal year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such fiscal year in accordance with Code using any conventions permitted by law and selected by the Manager. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 9, whether or not any Member or the Company has knowledge of any Transfer of ownership of any Interest.


SECTION 10
WITHDRAWAL; NON-COMPETITION; DEADLOCK


10.1   Covenant not to Withdraw or Dissolve. Except as otherwise permitted by this Agreement, each Member hereby covenants and agrees not to (i) withdraw or attempt to withdraw from the Company; or (ii) exercise any power under the Act to dissolve the Company.

10.2   Future Business ventures by CNG In the event that CNG shall wish to develop a new franchise for the local distribution of natural gas it shall first offer that opportunity to the Company if (a) that franchise area will lie in an area easterly of a line drawn between city hall of Corning, New York and City Hall of Rochester, New York in the State of New York, (b) the franchise will lie within a geographioc area where MHI regularly and substantially provides heating services and supplies (e.g. propane or heating oil sales and services), or (c) MHI has been the primary procuring caus of developing that business opportunity. The above terms of this paragraph 10.2 notwithstanding:

(a)   CNG may develop any business opportunity where any portion of that franchise will lie within 50 miles of any CNG operation, including its pipelines, existing as of the date of this agreement.

(b)   CNG may develop any business opportunity where the primary source of natural gas supply is not local production.

(c)   Except as provided in (a) or (b) above, CNG agrees not to enter into any natural gas distribution venture with an entity involved in substantially the same business as MHI, without first offering to undertake the venture through the Company or with MHI on substantially the same terms offered to the other proposed joint venture. In that case, the natural gas distribution venture will be first offered to the Company for approval or rejection by its managers. If the opportunity is not accepted by the Company's managers within thirty (30) days, it will be deemed rejected and then will be offered to MHI. In that instance, MHI must accept the proposal within fifteen (15) days or it will be deemed to have rejected the offer and CNG will be permitted to proceed without the Company or MHI.

10.3   Deadlock.

(a) In the event the Members or Managers, as the case may be, shall be unable in good faith to resolve a dispute between them or arrive at a decision required to be made under this Agreement within the time period provided for, the provisions of this Section 10.3 shall apply.

(b) Either Member may declare a deadlock by the giving of an "**Election Notice**" to the other Member. The Election Notice shall state (i) an amount (the "**Stated Value**") as the proposed Fair Market Value of the Property; and (ii) shall specify the proposed payment terms (the "**Payment Terms**") of the Deemed Purchase Price (as defined below).

(c) The Member giving the Election Notice is referred to as the "**Electing Member**" and the Member receiving the Election Notice is referred to as the "**Notice Member**".

(d) An Election Notice shall constitute an irrevocable offer by the Electing Member to either (i) purchase all, but not less than all, of the Membership Percentages owned by the Notice Member for the purchase price determined in accordance with Section 9.7 hereof but using the Stated Value as the Fair Market Value of the Property (the "**Deemed Purchase Price**") and on the Payment Terms; or (ii) sell all, but not less than all, of the Membership Percentages owned by the Electing Member to the Notice Member for the Deemed Purchase Price and on the

Payment Terms.

(e) For a period of sixty (60) days following receipt of the Election Notice (the "**Election Period**"), the Notice Member shall have the option to elect either to (i) purchase all, but not less than all, of the Membership Percentages owned by the Electing Member for the Deemed Purchase Price and on the Payment Terms; or (ii) sell all, but not less than all, of the Membership Percentages owned by the Notice Member to the Electing Member for the Deemed Purchase Price and on the Payment Terms. The Notice Member may exercise the option by serving a notice (the "**Exercise Notice**") on the Electing Member stating its choice to buy or sell prior to the end of the Election Period. If the Notice Member does not give an Exercise Notice on or before the end of the Election Period, the Electing Member shall have the choice to either buy or sell at the price and on the terms set forth on the Election Notice.

(f) The closing of the purchase and sale of the Membership Percentages shall occur on a date and time mutually agreeable to the Electing Member and the Notice Member which in all events, must occur within thirty (30) days after NYSPSC approval is granted for transfer of interest (if necessary).. The closing shall take place at such place as the Electing Member and the Notice Member shall mutually agree or, failing such agreement, at the offices of the Company. At the closing, the parties shall execute and deliver such documents and instruments of conveyance as may be necessary or appropriate to effectuate the closing of the sale of the Membership Percentages.

(g) Once given, an Election Notice and/or Exercise Notice shall be irrevocable. In the event more than one Election Notice is given, the later dated notice shall be of no force or effect.

SECTION 11
DISSOLUTION AND WINDING UP

11.1 **Dissolution.** The Company shall dissolve upon the first to occur of any of the following events (the "**Liquidating Events**"):

(a) The sale by the Company of all or substantially all its assets and properties;

(b) The election of the Members to dissolve the Company;

(c) The happening of any other event that makes it unlawful, impossible or impractical to carry on the business of the Company; or

(d) A complete cessation of the Business.

The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Liquidating Event. Furthermore, the Members agree that the Company shall not dissolve on the bankruptcy, death, expulsion, incapacity or withdrawal of a Member (a "**Statutory Dissolution Event**") and that on the happening of a Statutory Dissolution Event, the Company shall automatically be deemed to continue in existence. If it is determined by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Liquidating Event then the Members hereby agree to continue the business of the Company without a winding up or liquidation.

11.2 **Winding Up.** Upon dissolution of the Company, the Managers or court-appointed trustee if there be no Managers shall take full account of the Company's liabilities and assets. The assets and properties of the Company shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order:

        (a)   To the payment and discharge of all of the Company's debts and liabilities (other than those to Members), including the establishment of any necessary reserves;

        (b)   Second, to the payment and discharge of all of the Company's debts and liabilities to Members; and

        (c)   The balance, to the Members and Assignees in accordance with their Capital Accounts after giving effect to all contributions, distributions and allocations for all periods.

11.3 **Establishment of Trust.** In the discretion of the Managers, a pro rata portion of the distributions that would otherwise be made to the Members and Assignees pursuant to Section 11.2 hereof may be distributed to a trust established for the benefit of the Members and Assignees for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be: (i) distributed to the Members and Assignees from time to time, in the reasonable discretion of the Managers, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members and Assignees pursuant to this Agreement; or (ii) withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company provided that such withheld amounts shall be distributed to the Members and Assignees as soon as practicable.

11.4 **Rights of Members and Assignees.** Except as otherwise provided in this Agreement, each Member or Assignee shall look solely to the assets of the Company for the return of his Capital Contribution and shall have no right or power to demand or receive property other than cash from the Company.


SECTION 12
MISCELLANEOUS


12.1 **Notices.** Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered, or certified mail, addressed as follows: (i) if to the Company, to the Company at the address set forth in Section 2.4 hereof, or to such other address as the Company may from time to time specify by notice to the Members; or (ii) if to a Member, to such Member at the address set forth in the first paragraph hereof hereto or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given and received for all purposes as of the date so delivered, if delivered personally or if sent by regular mail, or as of the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified mail, postage and charges prepaid.

12.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

12.3 Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

12.4 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

12.5 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

12.6 Incorporation by Reference. Every exhibit, schedule and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

12.7 Additional Documents. Each Member, upon the request of the Managers, agrees to perform all further acts and execute, acknowledge and deliver any documents that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

12.8 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

12.9 New York Law. The laws of the State of New York shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

12.10 Waiver of Action for Partition. Each of the Members irrevocably waives any right that he may have to maintain any action for partition with respect to any of the Property.

12.11 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

12.12 **Specific Performance.** The parties acknowledge that they will be irreparably harmed in the event any of the provisions of this Agreement are violated and that the damages that may result therefrom will be difficult, if not impossible, to calculate. Should any dispute arise concerning any matter provided for in this Agreement, the parties agree that an injunction may be issued restraining any of the foregoing events pending the resolution of the controversy. In the event of any controversy concerning any right or obligation of a party, such right or obligation shall be enforceable in a court of equity by a decree of specific performance. Any such remedy, however, shall be cumulative and not exclusive, and shall be in addition to any other remedies which the parties hereto may have.

12.13 **Entire Agreement.** This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes any previous understanding whether oral or written.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have entered into this Operating Agreement as of the day first above set forth.